Minefinders Corporation Ltd.

Consolidated Financial Statements

(Thousands of United States dollars)

December 31, 2007

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd. have been prepared by, and are the responsibility of, the Company’s management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the Canada and reflect management’s best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company’s assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company’s management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee’s submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey (signed)	Greg D. Smith (signed)

President and Chief Executive Officer	Chief Financial Officer

March 5, 2008	March 5, 2008

BDO Dunwoody LLP Chartered Accountants	600 Cathedral Place 925 West Georgia Street Vancouver, BC, Canada V6C 3L2 Telephone: (604) 688-5421 Facsimile: (604) 688-5132 E-mail: vancouver@bdo.ca www.bdo.ca

Independent Auditors’ Report

To The Shareholders of

Minefinders Corporation Ltd.

We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Minefinders Corporation Ltd. as of December 31, 2007 and audits of its 2006 and 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. as at December 31, 2007 and 2006 and the Consolidated Statements of Operations, Changes in Shareholders’ Equity, and Cash Flows for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the year ended December 31, 2007 we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the years ended December 31, 2006 and 2005, we conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for functional currency, exploration expenditures and financial instruments effective January 1, 2007.

Internal control over financial reporting

We have also audited the Minefinders Corporation Ltd.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Minefinders Corporation Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Minefinders Corporation Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada

March 5, 2008

Minefinders Corporation Ltd.

Consolidated Balance Sheets

(Thousands of United States dollars)

		Restated – Note 2(b)
December 31,	2007	2006
Assets
Current
Cash and cash equivalents (Note 4)	$ 20,935	$ 121,995
Receivables (Note 5)	10,431	3,746
Supply inventory	1,558	-
Prepaid expenses	456	1,350
	33,380	127,091

Deferred financing charges (Note 2(c))	-	2,368
Mineral property, plant and equipment (Note 6)	160,181	71,063
	$ 193,561	$ 200,522

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 4,532	$ 7,899

Long-term debt (Note 7)	59,965	57,433
Asset retirement obligation (Note 8)	1,644	1,188
	66,141	66,520
Shareholders’ equity
Capital stock (Note 9)	172,319	165,537
Equity portion of convertible notes (Note 7)	27,366	27,366
Contributed surplus (Note 12)	18,797	12,957
Deficit	(96,131)	(76,927)
Accumulated other comprehensive income (Note 2(c))	5,069	5,069
	127,420	134,002

	$ 193,561	$ 200,522

Commitments and Contingencies (Note 13)

Future Income Taxes (Note 11)

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

“Mark H. Bailey”	Director	“Robert L. Leclerc”	Director

Minefinders Corporation Ltd.

Consolidated Statements of Operations

(Thousands of United States dollars, except per share amounts)

		Restated – Note 2(b)	Restated – Note 2(b)
For the years ended December 31,	2007	2006	2005

Office and administration	$ 5,706	$ 2,813	$ 2,258
Amortization and accretion of asset retirement obligation	661	21	10
Exploration (schedule)	7,402	11,769	8,829
Stock option compensation – exploration (Note 12)	857	1,003	466
Stock option compensation (Note 12)	3,478	3,404	685
Accretion of convertible note discount (Note 7)	4,900	792	-
Interest on long-term debt (Note 7)	3,811	731	-
	26,815	20,533	12,248

Other items
Financing fees	745	939	-
Foreign exchange (gain) loss	(5,108)	(1,120)	172
(Gain) loss on sale of assets	(8)	7	1
Interest income	(3,240)	(2,167)	(937)
Net loss for the year	$ 19,204	$ 18,192	$ 11,484
Loss per share – basic and diluted	$ (0.39)	$ (0.41)	$ (0.31)
Weighted average shares outstanding	48,638,885	44,492,885	36,550,416

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statement of Changes in Shareholders’ Equity

(Thousands of United States dollars)

	Capital stock	Equity portion of convertible notes	Contributed surplus	Deficit	Cumulative translation adjustment	Accumulated other comprehensive income	Total
Balance, January 1, 2005, Restated – Note 2(b)	$ 85,526	$ -	$ 6,803	$ (47,251)	$ 6,549	$ -	$ 51,627
Exercise of stock options for cash	146	-	-	-	-	-	146
Stock based compensation	-	-	1,151	-	-	-	1,151
Net loss	-	-	-	(11,484)	-	-	(11,484)
Foreign exchange
adjustment	-	-	-	-	1,101	-	1,101
Balance, December 31, 2005, Restated – Note 2(b)	85,672	-	7,954	(58,735)	7,650	-	42,541
Issue of common shares for cash, net of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	1,160	-	-	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(18,192)	-	-	(18,192)
Foreign exchange
adjustment	-	-	-	-	(2,581)	-	(2,581)
Balance, December 31, 2006, Restated – Note 2(b)	165,537	27,366	12,957	(76,927)	5,069	-	134,002
Change in accounting policy (Note 2(c))	-	-	-	-	(5,069)	5,069	-
Balance, January 1, 2007, as adjusted	165,537	27,366	12,957	(76,927)	-	5,069	134,002
Exercise of stock options for cash	6,782	-	-	-	-	-	6,782
Stock based compensation	-	-	5,840	-	-	-	5,840
Net loss	-	-	-	(19,204)	-	-	(19,204)
Balance, December 31, 2007	$172,319	$ 27,366	$ 18,797	$ (96,131)	$ -	$ 5,069	$127,420

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows

(Thousands of United States dollars)

For the years ended December 31,	2007	Restated – Note 2(b) 2006	Restated – Note 2(b) 2005

Cash flows used in operating activities
Net loss for the year	$ (19,204)	$ (18,192)	$ (11,484)
Items not involving cash
Amortization and accretion of asset retirement obligation	661	21	10
Provision for future income taxes	-	-	-
(Gain) loss on sale of assets	(8)	7	1
Accretion of convertible notes discount	4,900	792	-
Foreign exchange (gain) loss	(5,606)	1,926	-
Stock option compensation	4,335	4,407	1,151
Deferred finance charges written off	-	90	-
Net change in non-cash working capital balances
Receivables	(6,685)	(2,981)	(609)
Supply inventory	(1,558)
Prepaid expenses	135	393	(849)
Accounts payable and accrued liabilities	(30)	(476)	1,019
	(23,060)	(14,013)	(10,761)
Cash flows used in investing activities
Purchase of mineral property, plant and equipment	(90,247)	(53,620)	(391)
	(90,247)	(53,620)	(391)
Cash flows provided by financing activities
Net proceeds on issue of common shares	6,782	79,865	146
Net proceeds on issue of convertible notes	-	81,691	-
Financing charges	(142)	-	-
	6,640	161,556	146
Effect of exchange rates on cash and cash equivalents	5,607	(4,337)	1,063
(Decrease) Increase in cash and cash equivalents	(101,060)	89,586	(9,943)
Cash and cash equivalents, beginning of year	121,995	32,409	42,352
Cash and cash equivalents, end of year	$ 20,935	$ 121,995	$ 32,409
Supplemental Information

Non-cash investing and financing activities:
Increase in asset retirement obligations included in mineral property, plant and equipment	$ 355	$ 1,188	$ -
Stock option compensation deferred to mineral property, plant and equipment Interest paid	$ 1,505 $ 4,367	$ 596 $ -	$ - $ -

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Schedules of Exploration Costs

(Thousands of United States dollars)

		Restated – Note 2(b)	Restated – Note 2(b)
For the years ended December 31,	2007	2006	2005
Dolores mine project
Assaying and drilling	$ 2,304	$ 1,525	$ 1,646
Engineering and surveying	178	2,019	1,225
Equipment rentals and miscellaneous	112	179	89
Licenses and recording fees	5	1,283	384
Road building	164	2,278	859
Technical and professional services Stock based compensation (Note 12)	929 -	806 567	541 333
Other	114	614	904
Total Dolores mine project	3,806	9,271	5,981
Other properties
Assaying and drilling	2,104	1,395	1,564
Engineering and surveying	12	121	-
Equipment rentals and miscellaneous	352	196	146
Licenses and recording fees	303	252	383
Road building	-	75	-
Technical and professional services Stock based compensation (Note 12)	564 857	541 436	817 133
Other	261	485	271
Total other properties	4,453	3,501	3,314

Exploration costs incurred during the year	8,259	12,772	9,295
Cumulative balance, beginning of year	57,280	44,508	35,213
Cumulative balance, end of year	$ 65,539	$ 57,280	$ 44,508

See accompanying notes to consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

1.	Nature of Operations

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the final stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. In these financial statements, development costs incurred in the construction of the Dolores Mine have been deferred to mineral property, plant and equipment.

The Company expects that revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.	Changes in Accounting Policies
(a)

Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the United States dollar (the “US dollar”). The change in functional currency to the US dollar resulted from an increase in the overall proportion of business activities conducted and monetary transactions effected by the Company in US dollars primarily due to the commencement of construction of the Dolores mine. This change has been adopted prospectively, with no impact to the results of previously reported financial years.

As a result of the change, the Company’s consolidated financial statements are reported and prepared in US dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income and loss for the period.

(b)

During fiscal 2007, the Company changed its accounting policy for exploration expenditures. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been retrospectively applied to prior periods. As a result of this change, the opening deficit at January 1, 2005 increased by $29,872 and the opening cumulative translation adjustment at January 1, 2005 decreased by $5,214. Net losses for the years ended December 31, 2006 and 2005 increased $12,448 and $7,067, respectively. This change also increased loss per share by $0.28 and $0.19 for the years ended December 31, 2006 and 2005.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

2.	Changes in Accounting Policies - Continued
(c)

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income”.

Section 3861 establishes standards for the presentation and disclosure of financial instruments. Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities, including derivatives, be measured at fair value on initial recognition and recorded on the balance sheet. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in net income; available-for-sale financial instruments are measured at fair value with unrealized gains and losses recorded in other comprehensive income; financial assets and financial liabilities considered held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income. Other comprehensive income represents changes in shareholders’ equity during a period arising from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.

These standards have been applied prospectively with no restatement of comparative amounts for prior periods. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”. Also, pursuant to Section 3855, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (Note 7).

3.	Significant Accounting Policies
(a)	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles (“GAAP”) which conform, in all material respects, with those generally accepted in the United States, except as explained in Note 14.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

3. Significant Accounting Policies - Continued

(b)	Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., Servicios Mineros Sierra S.A. de C.V., Servicios Operativos Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

(c)	Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used in the calculation of proven and probable reserves for the purposes of evaluating the impairment of mineral properties, depreciation, depletion and amortization, costs associated with the reclamation and closing of mine properties (asset retirement obligations), stock-based compensation and future income taxes, among others. Actual results could differ from those estimates.

(d)	Supply Inventory

Materials and supplies are valued at the lower of average cost and replacement cost.

(e)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits.

(f)	Mineral Property, Plant, and Equipment

Mineral property, plant, and equipment, including property acquisition and mine development costs, are recorded at cost. Start-up costs, net of incidental revenues, are capitalized as mine development costs until the commencement of commercial production. Commercial production is deemed to have occurred when management determines that the completion of operational commissioning of major mine and plant components is completed, operating results are being achieved consistently for a period of time, and there are indicators that these operating results will continue. Exploration expenditures incurred prior to the date of a positive economic analysis on the property are expensed as incurred.

Mineral property acquisition and development costs and leach pads will be amortized by the unit-of-production method based on estimated proven and probable recoverable reserves. Plant and equipment, including mining equipment and other asset categories, are depreciated using the straight-line method over their estimated useful lives.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

3.	Significant Accounting Policies - Continued
(g)	Impairment of Long-lived Assets

The Company assesses the impairment of long-lived assets, which consist primarily of mineral properties, plant and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used are measured by a comparison of the carrying value of the assets to future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the amount of the impairment is measured as the amount by which the carrying amount of the asset exceeds its fair value.

(h)	Asset Retirement Obligations

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The resulting amount is added to the cost of the related asset and to the Company’s liabilities, and adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest (“accretion”) inherent in the use of discounted present value methodology, and the accretion is charged to operations.

(i)	Stock-Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on the average hold period before exercise, expiry or cancellation. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

3. Significant Accounting Policies - Continued

(j)	Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

(k)	Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and convertible notes. It is management's opinion that the Company is not exposed to significant interest rate, currency fluctuations or credit risks arising from these financial instruments. The Company does not hedge any of its risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	2007		2006
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities

Canadian dollar	$ 15,050	$ 625	$ 61,042	$ 658
Mexican peso	11,274	1,329	3,501	430
	$ 26,324	$ 1,954	$ 64,543	$ 1,088

(l)	Translation of Foreign Currencies

The Company conducts business in Canada, the United States and Mexico. Effective January 1, 2007, the Company changed its functional currency from the Canadian dollar to the US dollar (Note 2(a)). Transactions denominated in currencies other than the US dollar are translated into US dollars using the exchange rate in effect at the times of the underlying transactions. Monetary assets and liabilities denominated in foreign currencies are translated into US dollars using the exchange rate in effect at the balance sheet date. Gains or losses arising from this translation are included in the determination of net income or loss for the period.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

3. Significant Accounting Policies - Continued

(m)	Loss per Share

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options totaling 4,198,000 (2006 - 4,497,000; 2005 - 3,745,000) and on conversion of the convertible notes totaling 7,812,500 (2006 – 7,812,500; 2005 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

(n)	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Note 6.

(o)	Comparative Figures

Certain comparative figures have been reclassified to conform to current presentation.

(p)	Recently Released Canadian Accounting Standards
i.

The CICA has issued new accounting standards Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace Section 3861 “Financial Instruments–Disclosure and Presentation”. The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed. The new presentation standard carries forward the existing presentation requirements. These new standards are effective for the Company for periods beginning on or after October 1, 2007. The Company is evaluating the impact that the adoption of Section 3862 and Section 3863 will have on its consolidated financial statements.

ii.

Effective January 1, 2008, the Company will adopt new accounting standard Section 1535, “Capital Disclosures”, which requires companies to disclose their objectives, policies and processes for managing capital. In addition, disclosures are to include whether companies have complied with externally imposed capital requirements and, if not in compliance, the consequences of such non-compliance. The Company is evaluating the impact that the adoption of Section 1535 will have on its consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

4.	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and the principal and accrued interest on term deposits scheduled to mature on June 25, 2008, unless redeemed earlier at the Company’s option. Interest income is earned at 4.4% per annum. At December 31, 2007 the Company held term deposits amounting to Cdn$11,763 (2006 - Cdn$71,010).

5.	Receivables

Of the $10,431 in receivables (2006 - $3,746), $10,360 (2006 - $3,660) is value added tax (“VAT”) paid in Mexico on goods and services for the construction of the Dolores mine. The VAT receivable is refundable from the Mexican tax authorities. $2,540 of VAT was refunded to the Company during 2007 (2006 - $247).

6.	Mineral Property, Plant and Equipment

Net carrying costs at December 31, 2007 and December 31, 2006:

	Mineral Property Acquisition Costs	Development Cost	Plant and Equipment	Accumulated Amortization	December 31, 2007	Restated – Note 2(b) December 31, 2006
Dolores Property, Mexico	$ 9,675	$ 129,310	$ 21,759	$ (1,128)	$ 159,616	$ 69,873
Northern Sonora, Mexico	327	-	62	(30)	359	966
Nevada Properties, United States	111	-	248	(197)	162	177
Other	-	-	153	(109)	44	47
	$ 10,113	$ 129,310	$ 22,222	$ (1,464)	$ 160,181	$ 71,063

Dolores development of $129,310 (2006 - $60,198) represents mine development costs and plant and equipment purchased and under construction for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and as the assets are put into service.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

6.     Mineral Property, Plant and Equipment - Continued

Mineral properties, plant and equipment relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006 and completion is expected in the second quarter of 2008.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $174, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to these landowners.

United States Properties

The Company holds a 100% interest (subject to NSR royalties of 3%) in the Dottie and Gutsy properties, located in Nevada. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. In addition, the Company holds claims in the Oro Blanco project area of Arizona.

7.	Long-term Debt
	2007	2006
Convertible Notes (a)	$ 59,965	$ 57,433
Scotia Capital Revolving Credit Facility (b)	-	-
	$ 59,965	$ 57,433

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

7.     Long-term Debt - Continued

(a)

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion feature net of related issue costs ($27,366) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. Using the effective interest rate method and the 14.26% rate implicit in the calculation, the difference of $28,359, characterized as the note discount, is being charged to operations and added to the liability over the term of the notes.

Convertible notes, liability component	2007	2006
Balance, beginning of year	$ 57,433	$ -
Issue of convertible notes	-	56,641
Change in accounting policy (Note 2(c))	(2,368)	-
Balance, beginning of year, as adjusted	55,065	56,641
Accretion of debt discount for the period	4,900	792
Balance, end of year	$ 59,965	$ 57,433

Convertible notes, equity component	$ 27,366	$ 27,366

(b)

On December 19, 2007, the Company signed an agreement for a $50 million revolving three year term credit facility with Scotia Capital, a subsidiary of the Bank of Nova Scotia. The facility is available for drawdown in US or Canadian dollars with repayment at any time at a bank base rate or a LIBOR-based rate (plus 25 to 200 basis points depending on type of loan and financial and operating measures), payable according to the quoted rate term. The facility is collateralized by a pledge of the Company’s shares in its US and Mexican subsidiaries and by physical assets at the Dolores Mine. As at December 31, 2007, $17.5 million was available under the facility with the remainder to become available subject to the fulfillment of certain conditions. Subsequent to December 31, 2007, an additional $17.5 million was made available to the Company under the terms of the facility with the remaining $15 million expected to be made available in the first quarter of 2008. Transaction costs of $745 incurred in arranging the credit facility have been charged to operations during the year pursuant to EIC 166, “Accounting Policy Choice for Transaction Costs”.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

8.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2007 to be $1,644 (December 31, 2006 - $1,188). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years.

	2007	2006
Balance, beginning of year	$ 1,188	$ -
Liabilities incurred in the year	355	1,180
Accretion expense	101	8
Balance, end of year	$ 1,644	$ 1,188

9.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount
Balance, January 1, 2005	36,476,914	$ 85,526
Exercise of stock options for cash	165,000	146
Balance, December 31, 2005	36,641,914	$ 85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,289	$ 165,537
Exercise of stock options for cash	1,224,000	6,782
Exercise of stock options - cashless	261,235	-
Balance, December 31, 2007	49,507,524	$ 172,319

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

9. Capital Stock – Continued

(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Company’s stock option plan (the “Plan”) by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed ten years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At December 31, 2007, 1,139,987 shares were available for future grants under the Plan.

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at January 1, 2005	3,440,000	$ 6.89
Granted	500,000	5.71
Cancelled	(30,000)	10.65
Exercised for cash	(165,000)	1.09
Outstanding at December 31, 2005	3,745,000	6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	7.73
Granted	1,430,000	9.87
Cancelled	(40,000)	10.94
Exercised for cash	(1,224,000)	5.82
Exercised-cashless *	(465,000)	5.53
Outstanding at December 31, 2007	4,198,000	$ 9.26

* Of the 1,689,000 options exercised during the year ended December 31, 2007, 465,000 vested options were exercised by the holders in exchange for the issue of 261,235 common shares by way of a cashless stock option exercise.

All options granted and outstanding as at December 31, 2007 were fully exercisable on the various grant dates except for 70,000 options with an exercise price of Cdn $9.57 which vest on March 5, 2008. The weighted average grant-date fair value of options granted during the year ended December 31, 2007 was Cdn $4.43 per option (2006 – Cdn $4.46, 2005 – Cdn $2.76).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

9. Capital Stock – Continued

(a)	Stock Options – Continued

At December 31, 2007 the following stock options were outstanding and exercisable, except for 70,000 options with a weighted average exercise price of Cdn $9.57 unvested at that date.

Number	Exercise Price	Expiry Date
Cdn $
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
630,000	$ 8.80	June 14, 2009
348,000	$ 5.64	July, 12, 2010
1,010,000	$ 9.00	May 15, 2011
80,000	$ 8.76	November 1, 2011
5,000	$ 10.94	January 19, 2012
95,000	$ 12.46	March 12, 2012
50,000	$ 12.45	May 1, 2012
1,200,000	$ 9.57	September 5, 2012
4,198,000

Subsequent to December 31, 2007, the Company granted 100,000 stock options expiring five years from the grant date with an exercise price of Cdn $11.10 and 40,000 stock options were exercised at a weighted average price of Cdn $8.52.

10.	Related Party Transactions

Related party transactions for the year ended December 31, 2007 not disclosed elsewhere in these consolidated financial statements were as follows:

(a)	The directors were paid fees of $213 (2006 - $179).

(b)

Legal services provided by a law firm in which a director of the Company was a partner. The cost of these services was $148 (2006 - $315). The amount for 2006 includes $80 for work related to the share issue in April 2006; there was no equivalent cost in 2007.

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

11.  Income Taxes

The tax effects of temporary differences between amounts recorded in the Company’s accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2007	2006
Future Income Tax Assets
Tax loss carry forwards	$ 5,244	$ 6,565
Plant and Equipment	122	164
Mineral properties and deferred exploration costs	11,734	16,248
Financing costs	1,682	1,928
Asset retirement obligation	513	-
Total FIT assets before valuation allowance	19,295	24,905
Valuation allowance established by management	(17,775)	(24,905)
Net future income tax assets, net of allowance	$ 1,520	$ -
Future Income Tax Liabilities
Plant and Equipment	(266)	-
Convertible Notes	(1,254)	-
Net future tax assets at December 31,	$ -	$ -

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

	2007	2006	2005
Benefit from net loss, at Canadian rates	$ (6,572)	$ (14,741)	$ (10,802)
Effect of difference in foreign tax rates	619	10	30
Non-deductible expenses	1,210	78	383
Non-deductible stock option compensation	1,186	1,150	231
Benefit of losses not recognized	3,557	13,503	10,158
Income tax expense for year	$ -	$ -	$ -

On October 1, 2007, the Government of Mexico enacted legislation which introduces certain tax reforms including a new minimum flat tax effective January 1, 2008. As the legislation is new, remains subject to ongoing varying interpretations, and the possibility of amendments by the Government of Mexico, the estimated future income tax asset and valuation allowance recorded at the balance sheet date may change. As a result of these tax reforms, the Company reduced the deferred tax asset by $3,985, with a corresponding reduction in the valuation allowance. In addition, the valuation allowance further decreased due to applying loss carry forwards to taxable income in Mexico generated by the annual inflation adjustment.

The Company establishes its valuation allowance based on projected future operations. When circumstances cause a change in management’s judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

11.	Income Taxes - Continued

The Company has approximately $86,160 (2006 - $63,600) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has tax losses in various jurisdictions of approximately $17,340 (2006 - $20,500) expiring in various amounts from 2008 to 2027.

The Company’s future tax assets also include approximately $3,882 (2006 - $5,649) related to future deductions of share issue costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Operations.

12.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The Company granted 1,430,000 options during the year ended December 31, 2007 (2006 – 1,260,000). The weighted average assumptions used in calculating the expense of options granted during the year were:

	2007	2006	2005
Risk-free rate	4.2%	4.2%	3.4%
Dividend yield	nil	nil	nil
Volatility factor of the expected market price
of the Company's common shares	47.3%	56%	58%
Weighted average expected life of the options (months)	54	54	50

Compensation expense for the year:
Charged to income	$3,478	$ 3,404	$ 685
Charged to exploration costs	857	1,003	466
Deferred to mineral property, plant and equipment	1,505	596	-
	$5,840	$ 5,003	$ 1,151

Total stock based compensation was credited to contributed surplus.

13.	Commitments and Contingencies

At December 31, 2007, the Company had remaining contractual commitments expected to be paid in 2008 of $16,715 relating to equipment, engineering and construction at the Dolores Mine. In addition, there are royalty payments on the Dolores property consisting of 3.25% of gold and 2% of silver production.

The Company has also entered into operating leases for office premises that provide for minimum lease payments totaling $191 over the next two years, excluding extensions.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

14.  United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral properties and start-up activities

US GAAP requires that mineral exploration expenditures, including drilling and related costs incurred to convert existing resources to reserves or identify new inferred mineral resources, be charged to operations in the period incurred and the related cash flows be reported as operating activities. During fiscal 2007, the Company changed its accounting policy with respect to accounting for exploration expenditures under Canadian GAAP. Prior to 2007, mineral property acquisition and exploration expenditures were deferred until such time as the related property was brought into commercial production, abandoned or sold. Under the new policy, exploration expenditures are expensed as incurred while acquisition expenditures continue to be capitalized. This accounting change has been applied retroactively with restatement of prior periods. As a result of this change in accounting policy, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for mineral property expenditures for the periods presented with the exception of mineral property acquisition costs of $9,676 previously expensed under US GAAP that remain capitalized to mineral property, plant and equipment under Canadian GAAP.

Under Canadian GAAP, start-up operating costs, net of associated revenues, incurred prior to reaching commercial production levels are capitalized. Under US GAAP, these start-up costs are expensed. At December 31, 2007, there is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from this difference for the periods presented.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature at inception. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“convertible notes discount expense”) are presented separately in the consolidated statements of operations. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

14. United States Generally Accepted Accounting Principles – Continued

(b)	Convertible notes - Continued

Under US GAAP, the Company first analyzes the convertible debt instruments to determine if there are any embedded derivatives that must be bifurcated. There were none for these instruments. The convertible debt instruments are then accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No convertible notes discount expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property. In addition, under Canadian GAAP interest on the convertible notes is classified as cash flow used in operating activities whereas under US GAAP this interest is classified as cash flow used in investing activities.

(c) Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 is included in the net loss from inception to December 31, 2007 under US GAAP.

The total intrinsic value of options exercised during the year ended December 31, 2007 was Cdn $12,296 (2006 – Cdn $2,186, 2005 – Cdn $886). The total intrinsic value and weighted average contractual term of vested options at December 31, 2007 is Cdn $8,265 and 2.9 years.

During the year ended December 31, 2007, $1,505 of stock based compensation related to development at Dolores was capitalized for Canadian GAAP and US GAAP (2006 - $596, 2005 - nil).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

14.  United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:
For the years ended December 31,	2007	Restated – Note 2(b) 2006	Restated – Note 2(b) 2005
Statements of Loss and Deficit
Net loss per Canadian GAAP	$ (19,204)	$ (18,192)	$ (11,484)
Adjustments related to:
Convertible notes discount	4,900	792	-
Interest on convertible notes	3,811	731	-
Amortization of deferred financing charges	(663)	(36)	-
8,048	1,487	-

Net loss per US GAAP	(11,156)	(16,705)	(11,484)
Foreign exchange adjustment	-	(2,581)	1,101
Comprehensive loss per US GAAP	$ (11,156)	$ (19,286)	$ (10,383)
Net loss per share, basic and diluted	$ (0.23)	$ (0.38)	$ (0.31)

Balance Sheets - December 31,	2007	Restated – Note 2(b) 2006

Assets per Canadian GAAP	$ 193,561	$ 200,522
Adjustment related to:
Mineral properties	(9,676)	(9,676)
Capitalized interest	4,542	731
Convertible notes	2,662	957
Assets per US GAAP	$ 191,089	$ 192,534

Liabilities per Canadian GAAP	$ 66,141	$ 66,520
Adjustments related to:
Convertible notes	25,035	27,567
Liabilities per US GAAP	$ 91,176	$ 94,087

Shareholders’ equity per Canadian GAAP	$ 127,420	$ 134,002
Adjustments related to:
Mineral properties	(9,676)	(9,676)
Convertible notes	(17,831)	(25,879)
Shareholders’ equity per US GAAP	$ 99,913	$ 98,447

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

14. United States Generally Accepted Accounting Principles – Continued

(d) Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company on February 4, 1975 (“inception”) are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to December 31, 2007

Mineral exploration expenses	$ (75,510)
Administrative and other costs	(31,606)
Interest income	8,642

Net loss from inception to December 31, 2007,
being the deficit accumulated during the exploration stage	$ (98,474)

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to December 31, 2007

Cash flows used in operating activities	$ (86,653)
Cash flows used in investing activities	(148,920)
Cash flows provided by financing activities	250,202
Effect of exchange rates on cash and cash equivalents	6,306

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, December 31, 2007	$ 20,935

(e)	New accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of SFAS 155.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements

(Thousands of United States dollars, except per share amounts)

December 31, 2007, 2006 and 2005

14.	United States Generally Accepted Accounting Principles – Continued

(e)	New accounting pronouncements - Continued

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company did not have any unrecognized tax benefits at January 1, 2007. In addition, no adjustments were recognized for uncertain tax benefits during the year. Accordingly, there is no impact on the Company’s December 31, 2007 consolidated financial statements resulting from the adoption of FIN 48.

FIN 48 requires that interest expense and penalties related to unrecognized tax benefits be recognized in the Statement of Operations. FIN 48 allows recognized interest and penalties to be classified as either income tax expense or another appropriate expense classification. If the Company recognizes interest expense or penalties on future unrecognized tax benefits, they will be classified as income tax expense.

The Company files income tax returns in Canada, the United States and Mexico. Years ranging from 2001 through 2007, as applicable, are subject to examination by the taxing authorities in the respective jurisdictions where returns are filed.